                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2007

                           COMMISSION FILE NO. 0-12781

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

--------------------------------------------------------------------------------
                  CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
--------------------------------------------------------------------------------

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     CULP, INC.
                     1823 EASTCHESTER DRIVE
                     HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan. Culp, Inc. has made no profit sharing contributions during the past five years. The number of participants in the Plan at December 31, 2007 was 670. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth R. Bowling, and Teresa A. Huffman, all employees of Culp, Inc.

                    Financial Statements and Exhibits.
                    ----------------------------------

                  (a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

                  Financial Statements                      Page of Report
                  --------------------                      --------------

                  Report of Independent Registered                1
                             Public Accounting Firm
                  Statements of Net Assets Available              2
                           for Benefits
                  Statements of Changes in Net Assets             3
                             Available for Benefits
                  Notes to Financial Statements                   4

                  Schedule of Assets (Held at End of Year)        8


                  (b)  Exhibit
                       -------

                  Exhibit 23 - Consent of Independent Registered Public
                                             Accounting Firm


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

                          By:  Culp, Inc., Plan Administrator

                          By:  The Culp, Inc. Retirement Committee

Date:  June 24, 2008


                              /s/ Franklin N. Saxon
                              ---------------------
                                Franklin N. Saxon



                              /s/ Kenneth R. Bowling
                              ----------------------
                                 Kenneth R. Bowling



                              /s/ Teresa A. Huffman
                              ---------------------
                                 Teresa A. Huffman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2007 and 2006 and the changes in its net assets available for plan benefits for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC

June 17, 2008
High Point, NC


CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006
-----------------------------------------------------------------------------------------------



ASSETS                                                             2007               2006
                                                             ---------------    ---------------
Investments, at fair value (Note C)                              $26,546,680        $28,506,976
                                                             ---------------    ---------------

Receivables
 Employer contributions                                               45,566             52,992
 Participant contributions                                            74,646             90,394
                                                             ---------------    ---------------
                                                                     120,212            143,386
                                                             ---------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE                   26,666,892         28,650,362

Adjustment from fair value to contract value for fully
  benefit-responsive investment contracts                             67,112            152,035
                                                             ---------------    ---------------


                                     NET ASSETS AVAILABLE
                                             FOR BENEFITS        $26,734,004        $28,802,397
                                                             ===============    ===============









See accompanying notes to the financial statements.                       Page 2


CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2007, 2006 and 2005
-----------------------------------------------------------------------------------------------

                                               2007              2006                2005
                                          ---------------   ---------------   -----------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
 Investment income
  Net appreciation in fair value of
   investments (Note C)                     $  1,934,661      $  3,066,735        $  1,139,654

 Contributions
  Employer                                       620,972           792,110           1,179,177
  Participant                                  1,126,849         1,391,325           1,981,037
  Direct rollovers                                 4,200                 -                   -
                                          ---------------   ---------------   -----------------

TOTAL ADDITIONS                                3,686,682         5,250,170           4,299,868

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

Benefits paid to participants                  5,755,075        10,646,900          10,563,653
                                          ---------------   ---------------   -----------------

NET DECREASE                                  (2,068,393)       (5,396,730)         (6,263,785)

NET ASSETS AVAILABLE
 FOR BENEFITS
  Beginning of year                           28,802,397        34,199,127          40,462,912
                                          ---------------   ---------------   -----------------

  End of year                               $ 26,734,004      $ 28,802,397        $ 34,199,127
                                          ===============   ===============   =================





See accompanying notes to the financial statements.                       Page 3

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. and its subsidiaries (the "Company") who have 3 months of service and are at least 21 years of age. Employees who elect to participate in the Plan may do so in the next available payroll period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
-------------

Each year, participants may contribute from 2% of pretax annual compensation up to the maximum allowable amount, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various registered investment company funds, one common trust fund, and Culp, Inc. common stock as investment options for participants. The Company makes matching contributions equal to 100% of the participant's contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation contributed to the Plan which qualifies under safe harbor provisions. An employee who is eligible to participate in the Plan and does not affirmatively elect to decline participation or does not have a specified amount to be contributed to the Plan, the employee's compensation will be automatically reduced by 2% of compensation and contributed into the Plan. Contributions are subject to certain limitations.


Additional profit sharing amounts may be contributed at the option of the Company. No profit-sharing contributions were made during the years ended December 31, 2007, 2006 or 2005.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants are immediately vested in their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Payment of Benefits
-------------------

On termination of service due to death, disability, retirement, or other reasons, participants receive a lump-sum distribution equal to the value of the participant's vested interest in the Plan.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
-----------------------------------------------

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in the common and collective trust funds are valued at unit values of the respective funds. Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board ("FASB") issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans ("FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

NOTE C - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                               2007                  2006
                                                         ----------------     -----------------
   Investments at fair value as determined by quoted
    market price:
      Common and collective trust fund:
         MFS Fixed Fund *                                $      6,901,213     $       9,581,273
      Registered investment company funds:
         MFS Value Fund *                                       4,644,905             4,616,195
         MFS Total Return Fund *                                3,227,610             3,667,498
         MFS Core Growth Fund *                                 2,723,144             2,694,632
         MFS International Diversification Fund *               2,035,523             1,653,616
         JP Morgan U.S. Real Estate Fund                               **             1,528,317
      -----------------------------------------------------------------------------------------

   * Indicates party-in-interest
   ** Less than 5% in 2007.

The Plan's investments (including interest and dividends and gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                              2007               2006                 2005
                                         --------------     --------------      ---------------

   Common and collective trust funds     $      192,013     $      398,816      $      543,608
   Registered investment company funds        1,243,562          2,577,285           1,190,881
   Culp, Inc. common stock *                    499,086             90,634            (594,835)
                                         --------------     --------------      ---------------

                                         $    1,934,661     $    3,066,735      $    1,139,654
                                         ==============     ==============      ===============

* Indicates party-in-interest.

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common and collective trust funds and registered investment companies managed by MFS Investment Management. MFS Investment Management is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Certain Plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant becomes fully vested and the net assets of the Plan will be allocated as prescribed by the Employment Retirement Income Securities Act of 1974 ("ERISA").

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------




NOTE F - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.




NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

                            SUPPLEMENTAL INFORMATION


CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER 001
December 31, 2007
-------------------------------------------------------------------------------------------------------



                                                                                              (e) Current
(a)    (b) Borrower, Lessor or Similar Party   (c) Description of Investment  (d) Cost **        Value
----   --------------------------------------  -----------------------------  ------------   -------------
 *     MFS Fixed Fund                              6,901,213 units                       -      $6,901,213

 *     MFS Value Fund                               175,081 units                        -       4,644,905

 *     MFS Total Return Fund                        211,785 units                        -       3,227,610

 *     MFS Core Growth Fund                         130,294 units                        -       2,723,144

 *     MFS International Diversification Fund       128,831 units                        -       2,035,523

       JP Morgan U.S Real Estate Fund                70,726 units                        -       1,208,703

       Federated Kaufman Fund                       192,271 units                        -       1,197,845

       Oppenheimer Main St. Small Cap Fund           51,439 units                        -       1,014,380

       Calvert Income Fund                           56,421 units                        -         932,642

 *     MFS New Endeavor Fund                         77,439 units                        -         797,626

 *     MFS Growth Allocation Fund                    21,218 units                        -         319,115

 *     MFS Aggressive Growth Allocation Fund         8,395 units                         -         134,073

 *     MFS Conservative Allocation Fund              7,218 units                         -          88,560

 *     MFS Money Market Fund                         67,866 units                        -          67,866

 *     MFS Moderate Allocation Fund                    66 units                          -             901

 *     Culp, Inc. Common Stock                      189,610 shares                       -       1,319,686
                                                                                             -------------

                                                                                               $26,613,792
                                                                                             =============

 *  Indicates party - in - interest
**  Cost information omitted for participant-directed investments.